Exhibit 99.2

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia’s New Cloud Business to Launch in March 2013 — Platform Reimagines and Simplifies Business for Fast-Moving Asian SMEs

TAIPEI, Taiwan, September 20, 2012 — GigaMedia Limited (NASDAQ: GIGM) today provided more details on its new cloud computing business, GigaCloud, and announced launch is planned for March 2013.

GigaCloud provides a unique, integrated platform of critical services and tools for small-to-medium enterprises (SMEs) in Greater China enabling SMEs to increase flexibility, efficiency and competitiveness.

“Cloud technology is changing the way businesses operate,” stated GigaMedia Chief Executive Officer John Stringer. “Old hardware and telecom systems no longer support the way businesses work today; in Asia, SMEs are looking for solutions that are flexible, mobile and affordable that allow for managing business remotely using smart phones or tablets.”

“GigaCloud enables SMEs to redefine how they do business,” stated CEO John Stringer. “With GigaCloud, SMEs in Greater China can jump from using legacy phone and paper-based fax systems to full-featured, cloud-based communications that are cheaper and mobile, accessible from any location using an IP phone, PC, and Web browser or smart phone.”

Subscriptions provide customers a suite of advanced phone, fax and video security systems, eliminating the need for onsite hardware, installation, and maintenance — a solution tailor-made for SMEs in Greater China.

With GigaCloud, employees will no longer be tied to the office — increasing productivity; and SMEs can cut IT staff and IT investments — decreasing costs.

Key initial features of GigaCloud include the following:

•	Easy to deploy and manage hosted VoIP communications system; no system on premises to maintain and scales as the business grows

•	Location independent — one phone system for offices in multiple locations, also available to users anywhere using an IP phone, PC, and Web browser or smart phone

•	One unified phone number for users for both internal and external calls preventing missed calls

•	Email store and retrieve faxes from the cloud

•	Video surveillance security camera with footage stored on the cloud

•	Extremely low cost and high quality solutions

GigaCloud services will be available in March 2013.

Initial product launch is planned in strategic partnership with Taiwan-based Chailease Holding Co Ltd to capitalize on the firm’s large SME customer base. Chailease is Taiwan’s number one leasing company with approximately 42 percent market share. The firm has a wide product offering, including financial services, leasing, and installment sales and serves approximately 15,000 SMEs in Greater China.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Asia, with focus on Web-based/mobile games in emerging markets. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2012.

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